Exhibit 99.1

Zeta Network Strengthens Institutional Finance Strategy with Appointment of Patrick Ngan as Chief Investment Officer

Global fintech and capital-markets veteran to drive Zeta Network’s institutional expansion and digital-asset treasury strategy

NEW YORK, NY — October 10, 2025 — Zeta Network (Nasdaq: ZNB), today announced the appointment of Patrick Ngan as Chief Investment Officer (CIO), effective on October 8, 2025. In this role, Mr. Ngan will oversee Zeta Network’s global investment and institutional digital-asset treasury strategy, with a mandate to enhance compliance, institutional governance, risk management, and transparency consistent with U.S. public-company standards.

Mr. Ngan is a seasoned executive with more than two decades of cross-border experience in investment banking, corporate finance, fintech, and blockchain infrastructure. Earlier in his career, he held senior positions in equity capital markets at UBS, ABN AMRO, and Huatai International, advising on IPOs, capital-markets transactions and M&A financings across Asia and the United States.

As an entrepreneur, Mr. Ngan co-founded Nova Vision Acquisition Corp (Nasdaq: NOVVU) and successfully led its IPO on Nasdaq, culminating in a landmark business combination in 2024. He also co-founded and served as CEO of Alchemy Pay, a cryptocurrency payment platform bridging fiat and digital payments globally, and co-founded QFPay International, a leading digital-payment solutions provider with operations across Asia and the Middle East. Mr. Ngan holds an Executive Management diploma from the Graduate School of Business, Stanford University, an MSc. in Accounting and Finance from the University of Southampton, UK, and a BA (Hons.) in Accounting and Finance from the University of Plymouth, UK.

“Patrick brings the ideal combination of capital-markets discipline, fintech innovation, and global execution experience to Zeta Network,” said Samantha Huang, Chief Executive Officer of Zeta Network. “His appointment is expected to strengthen our treasury framework, accelerate our institutional growth and reinforce our commitment to transparency, governance, and long-term value creation.”

“Our goal is to build a resilient, transparent, and institutionally credible digital-asset treasury,” said Patrick Ngan, Chief Investment Officer of Zeta Network. “We will apply rigorous governance, conservative risk frameworks, and robust disclosure practices to uphold the trust and confidence of investors, regulators and partners.”

As Chief Investment Officer, Mr. Ngan will lead key initiatives including:

●	Governance & Compliance — establishing board-approved investment policies, valuation frameworks, and disclosure standards aligned with U.S. regulatory public-company requirements;

●	Institutional Partnerships — expanding relationships with asset managers, custodians, and execution venues to enhance transparency, liquidity and scalability;

●	Strategic Capital Formation — driving cross-border financing, M&A, and capital-markets initiatives to support Zeta Network’s long-term growth and integration strategy.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; risks associated with managing and investing in digital assets; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; the ability of Zeta Network Group to meet NASDAQ listing standards in connection with the consummation of the transaction contemplated therein; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Zeta Network Group. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Contact

Zeta Network Group Investor Relations

80 Broad Street, 5th Floor

New York, NY 10005

Office: (929) 317-2699

Email: ir@colorstaradd.com